FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

June 24, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on June 24, 2010.

Item 4.

Summary of Material Change

                         CanAlaska Uranium Commences Drilling of 20 Holes at Cree East Project

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, June 24th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”)) is pleased to report the commencement of summer operations for further intensive diamond drilling on the Cree East Project (“Project”), which is in Joint Venture with the Korea Consortium, comprising Hanwha Corp., Korea Electric Corp., Korea Resources Corp. and SK Energy Co..  The twenty drill holes, comprising approximately 9,000 metres, will be split between the targets at Zone A and Zone G, located 4.5 km apart.

CanAlaska Korea Uranium Ltd.
2010 Summer Drilling
Denison
Millenium Deposit
Areva
Cameco
Key Lake Mine
NWT
Athabasca Basin
Project Location
Alberta
Saskatchewan
Legend
Uranium Deposits
Cree East Claims
Other CanAlaska Claims
Other Mineral Dispositions
Roads
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
Cree East Project
Location Map 2010
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 300 000
Fig No: 1
Date: June 14, 2010
Author: TS/AS
CRE nr 14 06 2010

At Zone A, the drilling will focus on a major structural break in the conductive rocks.  Previous drill holes CRE 008 and CRE 018, located only 180 metres apart, straddle the structure.  These holes show strong brecciation and extensive hematite alteration, and elevated uranium zones in the basement rocks in CRE018.  There is a 60 metre vertical offset of the basement between these two holes (See News Release -  April 13th, 2010).

The target at Zone G was tested with one fence of four holes in winter 2010.  The final hole of this fence showed a significant offset of 34 metres between drill holes CRE030 and CRE 043.  Additionally, drill hole CRE043 showed extensive fracturation and boron enrichment above the unconformity and intercepted a 3.1 metre zone of uranium mineralization assaying 0.013% U3O8 in basement rocks from 408.6m to 411.7 metres.  Summer drilling will concentrate on the area between these two drill holes.

President Peter Dasler commented, “The drilling at Cree East is now closely focused on well-defined targets at relatively shallow depths.  Our crew is confident that the planned summer drilling will intersect the major structures, around which we have been able to measure strong alteration, and increased uranium and base metal content.  Positive results are expected from this summer’s work program”

The Summer 2010 exploration program is budgeted at Cdn$3.59 mil.  The Korea Consortium will be providing exploration funding under their existing Cdn$19mil. commitment towards a 50%  earn-in on the Project.  Following the completion of funding, The Korea Consortium will hold a 43.7% ownership interest in the joint venture, representing cumulative exploration funding of Cdn$14.32 million.

All of the samples from the Cree East Project were submitted to Acme Laboratories, Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

106°15'0"W
422000
424000
426000
428000
430000
6366000
6364000
6362000
6360000
6358000
6356000
57°22'30"N
Cree Lake
Map Area
C r e e   L a k e
ZONE A
ZONE K
ZONE I
ZONE C
ZONE D
ZONE F
ZONE J
ZONE E
ZONE H
ZONE G
Legend
2010 Summer Drilling
Existing Drill Holes
0 0.5 1 2
Kilometres
CanAlaska Uranium Ltd.
Cree East Project
Summer Drilling 2010
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 50 000
Fig No: 2
Date: June 14, 2010
Drawn by: TMS/AS
CRE nr 14 06 2010

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 24th day of June 2010.